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09059149

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67913

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/25/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Calatrava Securities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 W Kinzie St 4th Fl
(No. and Street)

Chicago	Illinois	60610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M Sauls — 312-245-2820
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James M Sauls , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Calatrava Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
25th day of February, 2009

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

JM Sauls
Signature

Managing Director
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen

Certified Public Accountants

Calatrava Securities, LLC

Statement of Financial Condition

December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934.

CALATRAVA
SECURITIES LLC

February 26, 2009

Calatrava Securities, LLC, a registered Introducing Broker, is submitting this certified annual report for the year ended December 31, 2008 and its attachments and the person whose signature appears below represents that, to the best of their knowledge, all information contained therein is true, correct and complete.

James M. Sauls
Managing Director

212 W. Kinzie Street 4th Floor Chicago, IL 60654 tel:312.245.2820 fax:312.222.0552

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Calatrava Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Calatrava Securities, LLC (the Company) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Calatrava Securities, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2009

Calatrava Securities, LLC

Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	116,437
Commissions receivable		50,260
Total assets	$	166,697
Liabilities and Member's Capital		
Liabilities		
Accounts payable and accrued expenses	$	2,253
Total liabilities		2,253
Member's capital		164,444
Total liabilities and member's capital	$	166,697

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Calatrava Securities, LLC (the Company) was organized in the State of Delaware as a limited liability company on April 25, 2008. The Company is registered as a broker-dealer with the Securities and Exchange Commission, registered as an introducing broker with the National Futures Association (NFA), and a member of the Financial Industry Regulatory Authority. The Company earns commissions from marketing registered commodity pools and managed accounts for commodity trading advisors.

The following is a summary of the Company's significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Commissions and related expenses are recorded on the accrual method.

Income taxes: The Company is a single member limited liability company, and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code (IRC) provides that any income or loss is passed through to the member for federal income tax purposes. Accordingly, the Company has not provided for federal income taxes.

New accounting pronouncement: In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also. The Company presently recognizes income tax positions based on management's estimate of whether it is reasonably possible that a liability has been incurred for unrecognized income tax benefits by applying FASB Statement No. 5, *Accounting for Contingencies*. The Company has elected to defer the application of Interpretation 48 in accordance with FASB Staff Position FIN 48-3. This FSP defers the effective date of Interpretation 48 for nonpublic enterprises included within its scope to the annual financial statements for fiscal years beginning after December 15, 2008. The Company will be required to adopt FIN 48 in its 2009 annual financial statements. Management is currently assessing the impact of FIN 48 on its financial position and results of operations.

Note 2. Contingent Liabilities and Related Party Transactions

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

An entity affiliated through common ownership pays most of the Company's expenses either directly or through allocation under an expense-sharing agreement.

Note 3. Major Customer

During the period from April 25, 2008 (inception) through December 31, 2008, approximately 80 percent of revenues were generated from a single investor's account with a commodity trading advisor.

Note 4. Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC), but at times may exceed insured limits. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain "net capital" equal to the greater of $5,000 or 12-1/2 percent of "aggregate indebtedness" during the Company's first year registered as a broker-dealer (6-2/3 percent thereafter), as these terms are defined. The Company is also subject to the minimum capital rules of the Commodity Futures Trading Commission which requires the Company to maintain "adjusted net capital" equal to the greater of $45,000 or the amount required by the NFA. Net capital and adjusted net capital change from day to day, but at December 31, 2008, under the most stringent of these rules, the Company had net capital of $114,184, which was $69,184 in excess of the highest of these requirements of $45,000.